SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-Q	☐ Form N-SAR	☐ Form 20-F	☐ Form N-CSR

	☐ Form 10-K	☐ Form 11-K	☐ Form 10-D

For the Quarter Ended: June 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION

Full name of registrant: CHINA YOUTH MEDIA, INC.

Former name if applicable:  N/A

Address of principal executive office (Street and number):

3301 30th Avenue S

City, State and Zip Code:

Grand Forks, North Dakota 58201-6009

PART II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 cannot be filed within the prescribed time period because the Registrant requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q primarily the result of the completion of the acquisition of Midwest Energy Emissions Corp. which occurred in the second quarter of 2011. The Registrant’s Quarterly Report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                   Name: Richard MacPherson
                   Area Code and Telephone Number: (701) 757-1066

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CHINA YOUTH MEDIA, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2011	By:	/ s/ Richard MacPherson
Name: Richard MacPherson
Title: President

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

2

CHINA YOUTH MEDIA, INC.

PART IV – OTHER INFORMATION

(3)           The Registrant anticipates that its revenues for the quarter ended June 30, 2011 will be approximately zero compared to revenues of $7,000 achieved during the quarter ended June 30, 2010. During the six months ended June 30, 2010, we had a net loss of approximately $21,000 and we anticipate our net loss will be approximately $1.4 million for the six months ended June 30,2011, primarily due to our recent merger with Midwest Energy Emissions Corp (“Midwest”), which merger, for accounting purposes was treated as a reverse merger and a recapitalization of China Youth Media, Inc., as a result of which historical amounts of Midwest, including accumulated losses, have been included.

3